[Bryan Cave LLP Letterhead]
October 24, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Jennifer Hardy, Legal Branch Chief
Andrew Schoeffler, Staff Attorney

Re:	NS Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 26, 2006
File No. 001-09838
Dear Ms. Hardy and Mr. Schoeffler:
          This letter sets forth the responses of NS Group, Inc., a Kentucky corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 19, 2006 (the “Comment Letter”), with respect to the above-referenced filing (the “proxy statement”).
          For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the response. This letter and the Company’s amended proxy statement on Schedule 14A (the “Revised Proxy”) are being filed with the Commission electronically today.
          In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with:
•	one clean courtesy copy of the Revised Proxy (the “clean copy”), and

•	one copy of the Revised Proxy marked to show changes from the last filing (the “marked copy”).
          For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold, followed by the corresponding response. Defined terms used in this response letter and defined in the proxy statement are used in this response letter as defined in the proxy statement, unless otherwise defined in this response letter.

Securities and Exchange Commission
October 24, 2006

Cautionary Statement Concerning Forward-Looking Statements, page 3
1.	Please remove the statement in the last paragraph of this section that you have not verified certain information, as you are responsible for the entire content of your proxy statement and cannot include language that could be interpreted as a disclaimer.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 4 of the clean copy of the Revised Proxy and on page 4 of the marked copy.
The Merger, page 8
Background of the Merger, page 8
2.	Please revise the disclosure throughout this section to identify those individuals who attended each meeting, whether in person or telephonically.
          Response: We have revised the proxy statement in response to the Staff’s comment on pages 8-10 of the clean copy of the Revised Proxy and on pages 8-10 of the marked copy.
3.	We note the disclosure in the sixth paragraph on page 8. Please discuss in greater detail why your board of directors determined to pursue a merger transaction. In addition, please discuss in greater detail the strategic alternatives that your board of directors considered and why it determined that each of these alternatives was not as beneficial as a merger transaction.
          Response: We have revised the proxy statement in response to the Staff’s comment on pages 8-9 of the clean copy of the Revised Proxy and on pages 8-9 of the marked copy.
4.	We note the disclosure in the seventh paragraph on page 8. Please explain why you continued to negotiate with IPSCO after IPSCO rejected your valuation.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 9 of the clean copy of the Revised Proxy and on page 9 of the marked copy.
5.	Please describe in greater detail the meeting of your board of directors that took place on August 18, 2006. Please also describe in greater detail the meeting of your board of directors that took place on September 4, 2006.
          Response: We have revised the proxy statement in response to the Staff’s comment on pages 9-10 of the clean copy of the Revised Proxy and on pages 9-10 of the marked copy.
6.	We note the disclosure in the first full paragraph on page 9. Please explain why your board of directors determined to proceed with negotiations at that time.

Securities and Exchange Commission
October 24, 2006

          Response: We have revised the proxy statement in response to the Staff’s comment on page 10 of the clean copy of the Revised Proxy and on page 10 of the marked copy.
7.	We note the disclosure in the last sentence in the first full paragraph on page 9. Please describe this discussion in greater detail.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 10 of the clean copy of the Revised Proxy and on page 10 of the marked copy.
8.	We note the disclosure in the second full paragraph on page 9. Please describe in greater detail the negotiation of the merger agreement. In this regard, please discuss the significant issues, including the break-up fee, the positions of each party with respect to these issues, and the resolution of these issues.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 10 of the clean copy of the Revised Proxy and on page 10 of the marked copy.
Reasons for the Merger; Recommendation of Our Board of Directors, page 9
9.	Please explain in greater detail how your board of directors analyzed each factor listed in the first, fifth, sixth, and eighth bullet points with respect to reaching a determination as to fairness.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 11 of the clean copy of the Revised Proxy and on page 11 of the marked copy.
10.	We note the disclosure under “Our Directors and Executive Officers May Have Interests in the Transaction that Are
Different. . .” on page ii that your board of directors was aware of and considered the conflicts of interest of your directors and management that are described here. However, there is no discussion here that your board of directors considered these matters or whether they favored or detracted from the advisability of the transaction. Please revise accordingly.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 12 of the clean copy of the Revised Proxy and on page 12 of the marked copy.
Opinion of NS Group’s Financial Advisor, page 11
11.	Please provide us with copies of all information Raymond James provided to your board of directors in connection with the proposed transaction, including any “board books” and summaries of oral presentations.
          Response: We are supplementally providing, by hand delivery under separate cover, copies of materials provided by Raymond James to the board of directors. Pursuant to Rule 12b-4 of the Securities and Exchange Act of 1934, we request that the Staff return these materials to the

3

Securities and Exchange Commission
October 24, 2006

Company when the Staff’s review is complete. Because of the sensitive nature of certain information contained in these materials, this letter is accompanied by a request for confidential treatment for selected portions of the materials and a separate letter has been filed with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. 200.83.
12.	We note the disclosure regarding the financial analyses performed by Raymond James. Please explain how an investor is supposed to analyze each of these analyses. In this regard, we note that there is no disclosure regarding how each analysis relates to the fairness determination.
          Response: We have revised the proxy statement in response to the Staff’s comment on pages 15-17 of the clean copy of the Revised Proxy and on pages 15-17 of the marked copy. As noted on page 17 of both the clean and marked copy, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be an appraisal or Raymond James’ view of the actual value of NS Group.
13.	Please provide the information required by Item 1015(b)(3) of Regulation M-A.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 18 of the clean copy of the Revised Proxy and on page 18 of the marked copy.
14.	Please discuss any instructions that your board of directors gave to Raymond James, and whether and to what extent it imposed limitations on the scope of Raymond James’ investigations. See Item 1015(b)(6) of Regulation M-A.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 17 of the clean copy of the Revised Proxy and on page 17 of the marked copy.
15.	On page 15, please disclose the fee you paid Raymond James for its fairness opinion.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 18 of the clean copy of the Revised Proxy and on page 18 of the marked copy.
Dissenters’ Rights, page 25
16.	Please remove the statement in the third sentence of the first paragraph that your description is “not a complete description. . .” A summary, by its nature, is not complete. Your language suggests that you may not have outlined the material

4

Securities and Exchange Commission
October 24, 2006

provisions of Kentucky law relating to dissenters’ rights. Please also comply with this comment in the second sentence of the first paragraph under the heading “Terms of the Merger Agreement” on page 27.
          Response: We have revised the proxy statement in response to the Staff’s comment on pages 30 and 33 of the clean copy of the Revised Proxy and on pages 30 and 33 of the marked copy.
Terms of the Merger Agreement, page 27
17.	Please revise the first and second sentences of the second paragraph to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 33 of the clean copy of the Revised Proxy and on page 33 of the marked copy.
18.	Please note that, notwithstanding your statements in the third and fourth sentences of the second paragraph, you are responsible for considering whether additional disclosure may be required to make the statements included in your proxy statement not misleading.
          Response: The Company acknowledges the comment and assures the Staff that notwithstanding such statements, the Company is responsible for considering, and has considered, whether additional specific disclosures of material information regarding material contractual provisions are required to make a statement included in the proxy statement not misleading.
*     *     *     *
          In accordance with your request in the comment letter, we have included a statement from the company acknowledging that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding any of the responses, please feel free to call me at 314-259-2797.
Respectfully submitted,
/s/ Stephanie M. Hosler
Stephanie M. Hosler
Enclosures

5